June 5, 2023 (re-submission from 5/24)

Disclosure: Updated case number 5238/2022 under "Criminal Disclosure Matter Summary" from "pending" to "final", as well as Question "C" from "yes" to "no" under "Disciplinary Information-Criminal Disclosures".

Schedule B: Descriptions

13A) 1.) KPMG LLP - External Financial Auditor

13A) 2.) Hewlett Packard Enterprise Company - Electronic communication records are transmitted by CBNA to HPE for storage via the Digital Safe storage medium

13B) 1.) Euroclear Bank SA/NV – The organization provides margin custody services.

13B) 2.) The Bank of New York Mellon - The organization provides margin custody services.

14) Citigroup, Inc. – Citibank, N.A. is an indirect wholly owned subsidiary of Citigroup, Inc.